UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Or

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
TRANE TECHNOLOGIES
EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
TRANE TECHNOLOGIES PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Trane Technologies Employee Savings Plan for Bargained Employees
Index
December 31, 2025 and 2024

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 l F 704.367.7760
forvismazars.com

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Trane Technologies Employee Savings Plan for Bargained Employees
Davidson, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Trane Technologies Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2023.

Charlotte, North Carolina
June 22, 2026

Trane Technologies Employee Savings Plan for Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments:
Plan’s interest in Trane Technologies Employee Savings Plan Master Trust (Note 4), at fair value	$13,007,136	$11,676,888
Receivables:
Employer contributions receivable	—	4,859
Participant contributions receivable	—	6,619
Notes receivable from participants	89,211	44,328
Total Receivables	89,211	55,806
Net assets available for benefits	$13,096,347	$11,732,694
The accompanying notes are an integral part of these financial statements.

Trane Technologies Employee Savings Plan for Bargained Employees
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2025 and 2024

	2025	2024
Additions to net assets attributed to:
Plan's interest in investment income of the Trane Technologies Employee Savings Plan Master Trust (Note 4)	$1,551,959	$2,157,879
Interest income on notes receivable from participants	4,709	3,859
Contributions:
Participant	320,767	310,999
Employer	182,047	178,705
Employee rollovers	1,960	4,055
Total contributions	504,774	493,759
Total additions	2,061,442	2,655,497
Deductions from net assets attributed to:
Participant withdrawals and distributions	692,123	1,174,837
Administrative expenses	5,666	9,356
Total deductions	697,789	1,184,193
Net increase in net assets	1,363,653	1,471,304
Net assets available for benefits
Beginning of year	11,732,694	10,261,390
End of year	$13,096,347	$11,732,694
The accompanying notes are an integral part of these financial statements.

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

1	Description of the Plan
The following description of the Trane Technologies Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. More complete descriptions are found in the governing Plan documents and the summary plan description.
History
The Plan is sponsored by Trane Technologies Company LLC, a U.S. subsidiary of Trane Technologies plc (Trane Technologies plc, Trane Technologies Company LLC and its participating affiliates are collectively referred to as the "Company"). The Plan was established to provide retirement benefits to various collectively bargained groups of the Company. The Company established the Plan effective October 31, 1997 and the Plan was last amended and restated effective January 1, 2025.
General
The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees whose terms of employment are governed by a collectively bargained agreement, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company is the trustee and Fidelity Workplace Services LLC is the recordkeeper of the Plan (collectively "Fidelity"). The Plan’s assets are part of the Trane Technologies Employee Savings Plan Master Trust ("Master Trust").
The Benefits Administration Committee of Trane Technologies Company LLC (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Benefits Design Committee of Trane Technologies plc approves recommended design changes to the Plan. The Plan requires that Trane Technologies stock be an investment option under the Plan. The other investment options available under the Plan from time to time are selected by the Benefits Investment Committee of Trane Technologies plc (the "BIC"). The BIC monitors the investment options offered in the Plan. Participants direct investments among the Plan's investment options. The Plan is intended to meet the requirements and regulations of ERISA Section 404(c).
Contributions
For certain bargaining unit employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan with a 3% pre-tax contribution on eligible compensation, as defined, and such contribution is invested in a default investment option selected by the BIC. The current default investment is the applicable target retirement date fund corresponding to the employee's target retirement date based on date of birth. The employee has 35 days to opt out of auto-enrollment or to change their initial contribution percentage and investment election. Payroll deductions, consequently, do not begin until such period has expired. Generally, depending on the terms of the particular collective bargaining unit, participants may elect to contribute to the Plan 1% to 50% of their eligible compensation, as defined, in increments of 1%, on a pre-tax basis, an after-tax basis or a combination thereof. Effective January 1, 2024, participants may make Roth contributions and Roth in-plan conversions. Employee contributions are subject to limitations as defined in the Plan and subject to applicable U.S. Internal Revenue Code of 1986, as amended ("IRC") limits. For a certain bargained group, the Company makes matching contributions to the Plan equal to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ eligible compensation, as defined. For this same group, participants hired after June 19, 2013 are entitled to a non-matching company contribution of 2% of the participant's eligible compensation, as defined. Matching and non-matching Company contributions are made in cash and invested in the same manner as the participant contributions. If a participant does not have an investment election on file, Company contributions are invested in the Plan's default investment fund which is the target date retirement fund corresponding to the participant's anticipated retirement date based on date of birth. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee. Participants are also allowed to rollover to the Plan amounts from certain other eligible tax-qualified plans to the Plan.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a).

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) net of investment management fees. Each participant’s account is charged with participant withdrawals and distributions and applicable administrative expenses. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contribution (matching and non-matching) portion of their accounts (if applicable) varies based on the specific bargaining unit. A participant is 100% vested in Company contributions after three years of service, based on the specific bargaining unit, date of hire and type of Company contribution. Based on the specific bargaining unit, Company matching and non-matching contributions, not otherwise vested, may become 100% vested upon the participant’s death, disability (as defined by the Plan) or the participant’s normal retirement date while employed.
Notes Receivable from Participants
For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) 50% of their vested eligible account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have one outstanding loan at any given time. Loan terms range from 6 to 60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1% (rounded to the nearest 0.25%) at the time of the loan, as determined by the Committee. At December 31, 2025, outstanding loans bore interest rates ranging from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.
Participant Withdrawals and Distributions
On termination of employment, a participant may select from various distribution options depending on the collective bargaining unit. In the case of an employee's termination because of death, the entire account balance is paid to the valid designated beneficiary under the Plan or, if none is designated, then pursuant to the terms of the Plan. In case of termination because of any reasons other than death, the participants are entitled to the vested balance. The participant may, under certain conditions and depending on the collective bargaining unit, take certain in-service withdrawals from the Plan while employed, subject to certain limitations as to purpose and source of funds.
Forfeited Accounts
At December 31, 2025 and 2024, forfeited non-vested amounts were $4,078 and $7,241. Forfeited non-vested amounts may be used to reduce future employer contributions, make restorations or pay plan expenses. In 2025 and 2024, employer contributions were reduced by $35,339 and $32,394 respectively, from forfeited non-vested accounts.
Subsequent Event
The Plan has evaluated subsequent events through June 22, 2026, the date the financial statements were issued.

The Plan was amended and restated effective January 1, 2026 to: (i) provide for catch-up contributions for certain plan participants to be made on a Roth basis; and (ii) clarify the vesting treatment upon a participant’s disability

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

Valuation of Investments
Plan investments are part of the Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings, expenses and changes in market value.
Investments in the Master Trust are reported at fair value as described in Note 3. The BIC determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is generally recorded on the record date, but for Trane Technologies stock dividend income is recorded on the payment date. Interest income is recorded when earned.
Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns or an increase to investment losses for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. Certain general administrative fees are deducted quarterly from Plan accounts and are included in these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees and withdrawal fees are paid by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Distributions are recorded in the Plan's financial statements when paid. There were no approved and unpaid amounts as of December 31, 2025 and 2024.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1    Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Observable inputs other than Level 1. Inputs to the valuation methodology include:

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3    Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Investment options are not common across all Plans participating in the Master Trust. There have been no changes in the methodologies used as of December 31, 2025 and 2024. There have been no significant transfers between leveling categories. The following is a description of the valuation methodologies used for assets measured at fair value.
Trane Technologies stock: These assets represent an investment in ordinary shares of the Company. The fund invests in ordinary shares of Trane Technologies plc, which is listed on the New York Stock Exchange ("NYSE") and was valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 1.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily Net Asset Value ("NAV") of shares held by the Master Trust at year end. Investments in registered investment companies generally may be redeemed daily and are classified as Level 1.
Mutual funds - target date retirement funds (related to employees participating in the Retirement Savings Plan for Participating Affiliates in Puerto Rico, which is part of the Master Trust): These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by a glide path based on the investor’s assumed age and target retirement year. These funds are valued at quoted market prices in active markets and are classified as Level 1.
Common collective trusts - index funds: These assets represent investments in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Common collective trusts - target date retirement funds: These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by a glide path based on the investor’s assumed age and target retirement year. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - fixed income bond funds: These assets are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The fund consists of fixed income securities similar to its benchmark index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - stable value funds: These investments are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The account primarily consists of investment contracts issued by financial institutions and other eligible stable value investments. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. There are no unfunded commitments or redemption frequency restrictions.  Transfers to other investment funds could be limited under certain conditions.

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income (loss) earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date.
Summarized Master Trust information follows at December 31:

	2025
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$93,841,242	$113,235
Self-directed brokerage accounts	667,342,549	—
Common collective trusts	5,699,163,629	9,392,968
Separate accounts	300,275,022	544,185
Trane Technologies Stock Fund	1,819,329,567	2,956,748
Investments, at fair value	$8,579,952,009	$13,007,136

	2024
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$800,134,682	$1,082,976
Self-directed brokerage accounts	560,077,487	—
Common collective trusts	4,135,099,380	7,003,880
Separate accounts	296,093,335	526,247
Trane Technologies Stock Fund	1,968,331,721	3,063,785
Investments, at fair value	$7,759,736,605	$11,676,888

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

The following summarizes the net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2025	2024
Investment income:
Net appreciation (depreciation) in fair value of investments
Mutual funds	$67,672,037	$136,191,894
Self-directed brokerage accounts	87,691,155	99,687,848
Common collective trusts	864,803,404	581,739,588
Separate accounts	15,954,063	(1,432,677)
Trane Technologies Stock Fund	112,866,525	707,243,638
	1,148,987,184	1,523,430,291
Interest and dividend income	21,365,291	38,571,337
Total investment income	$1,170,352,475	$1,562,001,628

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2025:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$184,756,084	$184,756,084
Fixed income bond funds	—	—	—	115,518,938	115,518,938
Mutual funds	60,425,616	—	—	—	60,425,616
Mutual funds - target date retirement funds	33,415,626	—	—	—	33,415,626
Self-directed brokerage accounts	667,342,549	—	—	—	667,342,549
Common collective trusts:
Index funds	—	—	—	2,528,076,114	2,528,076,114
Target date retirement funds	—	—	—	3,171,087,515	3,171,087,515
Trane Technologies Stock	1,819,329,567	—	—	—	1,819,329,567
Total Investments, at fair value	$2,580,513,358	$—	$—	$5,999,438,651	$8,579,952,009

(a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2024:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$185,776,560	$185,776,560
Fixed income bond funds	—	—	—	110,316,775	110,316,775
Mutual funds	773,943,769	—	—	—	773,943,769
Mutual funds - target date retirement funds	26,190,913	—	—	—	26,190,913
Self-directed brokerage accounts	560,077,487	—	—	—	560,077,487
Common collective trusts:
Index funds	—	—	—	1,533,855,702	1,533,855,702
Target date retirement funds	—	—	—	2,601,243,678	2,601,243,678
Trane Technologies Stock	1,968,331,721	—	—	—	1,968,331,721
Total Investments, at fair value	$3,328,543,890	$—	$—	$4,431,192,715	$7,759,736,605

 (a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

5	Tax Status
The U.S. Internal Revenue Service ("IRS") has determined and informed the Company by a favorable determination letter dated October 25, 2017, that the Plan and related trust are qualified in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. The Plan has been amended and restated subsequent to the receipt of this favorable determination letter. Although the Plan has been amended and restated since receiving the determination letter, Plan management, the Committee and the Plan's counsel believe that the Plan is being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Party-In-Interest Transactions
Certain Plan investments held in the Master Trust are managed by one or more affiliates of Fidelity. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are ordinary shares of Trane Technologies plc. These transactions qualify as permitted party-in-interest transactions.
Additionally, notes receivable from participants are also considered to be party-in-interest transactions because they are transactions with Plan participants. Fees paid and interest earned during the year, in connection with these parties-in-interest, were based on customary and reasonable rates for such transactions.

Trane Technologies Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

7	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to modify or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA, IRC and applicable collective bargaining agreements. In the event of Plan termination, all affected participants would become 100% vested in unvested Company contributions in accordance with applicable law.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options. Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Trane Technologies Employee Savings Plan for Bargained Employees
Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

Plan Sponsor:	Trane Technologies Company LLC
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Master Trust, excluding participant loans	Master Trust 0.15% participation	**	$13,007,136
*	Participant loans ***	Due 01/01/2026 - 02/04/2031 4.25% - 9.50%	—	89,211
	TOTAL ASSETS (Held at End of Year)			$13,096,347

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TRANE TECHNOLOGIES EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 22, 2026	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Chair, Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Forvis Mazars, LLP